Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
October 10, 2013

Mr. Joel Parker
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-K for the Year Ended December 31, 2012
File No. 001-06028

Dear Mr. Parker:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of September 26, 2013, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2012.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance page 97

1.
Given the magnitude of your reinsurance recoverable assets in relation to your equity, please provide us proposed revised disclosure to be included in future periodic reports that specifically indicates how you manage your associated credit risk.  In your disclosure, at a minimum, please include the following concepts provided in your response to prior comment 1:

•	The criteria you use to qualify new reinsurers;
•	How you monitor the financial strength ratings of existing reinsurers; and
•	The amount of collateral you hold against these recoverable assets and how you have accounted for this collateral, including where it is classified on your balance sheet.

Re: Lincoln National Corporation

Response:

To address the Staff’s comment, we will update our disclosures in future Form 10-K filings, beginning with our 2013 Form 10-K, to include substantially the following in our Management’s Discussion and Analysis of Financial Condition and Results of Operations:

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration risk with our largest reinsurers at least annually.  We have established standards and criteria for our use and selection of reinsurers.  In order for a new reinsurer to participate in our current program, we require the reinsurer to have an A.M. Best rating of A+ or greater or a Standard & Poor’s rating of AA- or better.  If the reinsurer does not have these ratings, we generally require them to post collateral as described below; however, we may initially waive the collateral requirements based on the facts and circumstances.  In addition, we may require collateral from a reinsurer to mitigate credit/collectibility risk.  Typically, in such cases, the reinsurer must either maintain minimum specified ratings and risk-based capital ratios or establish the specified quality and quantity of collateral.  Similarly, we have also required collateral in connection with books of business sold pursuant to indemnity reinsurance agreements.

Reinsurers that are not licensed, accredited or authorized in the state of domicile of the reinsured (“ceding company”), i.e., unauthorized reinsurers, are required to post statutorily prescribed forms of collateral for the ceding company to receive reinsurance credit.  The three primary forms of collateral are:  (i) qualifying assets held in a reserve credit trust; (ii) irrevocable, unconditional, evergreen letters of credit issued by a qualified U.S. financial institution; and (iii) assets held by the ceding company in a segregated funds withheld account.  Collateral must be maintained in accordance with the rules of the ceding company’s state of domicile and must be readily accessible by the ceding company to cover claims under the reinsurance agreement.  Accordingly, our insurance subsidiaries require unauthorized reinsurers to post acceptable forms of collateral to support their reinsurance obligations to us.

As of December 31, 2012, approximately 65%, or $4.3 billion, of our total reinsurance recoverable was secured by collateral for our benefit.  Of this amount, $3.4 billion was held by reinsurers for our benefit in reserve credit trusts (such reserve credit trusts are held by non-affiliated reinsurers; therefore, they are not reflected on our Consolidated Balance Sheets), $837 million was retained by us as funds withheld reinsurance assets on our Consolidated Balance Sheets, and $16 million was secured by letters of credit for which we are the beneficiary, an off-balance sheet arrangement.

We monitor all of our existing reinsurers’ financial strength ratings on a monthly basis.  We also monitor our reinsurers’ financial health, trends and commitment to the reinsurance business, statutory surplus, risk-based capital levels, statutory earnings and fluctuations, current claims payment aging and our reinsurers’ own reinsurers.  In addition, we present at least annually information regarding our reinsurance exposures to the Finance Committee of our Board of Directors.  For more discussion of our counterparty risk with our reinsurers, see “Item 1A. Risk Factors – Operational Matters – We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.”

Re: Lincoln National Corporation

Liquidity and Capital Resources, page 98

2.
Please refer to your response to prior comment 2.  Please provide us a more robust response to our request in the last bullet of our comment that tells us the expected effects on your financial position and results of operations if you discontinue this strategy.  In this regard, your response should tell us the aspect(s) of and magnitude to your financial position and results of operations, including the impact of writing less business to comply with Regulation XXX and AG38, or that you would not expect any material effects.

Response:

If a determination were made by us to prospectively discontinue our current strategy regarding utilizing captive reinsurance structures, the effect on our financial position and results of operations would not be material.  Our response assumes that current captive reinsurance structures remain in place.

Our insurance subsidiaries use captives to increase profitability of term life insurance products with long-term premium guarantees and universal life insurance policies with secondary guarantees, in addition to managing risk and statutory capital.  If we were unable to execute on future captive reinsurance arrangements, there would not be an immediate, material effect on our financial position or results of operations.  Our insurance subsidiaries would have higher statutory capital strain from new business, which would decrease their statutory surplus and risk-based capital ratios.  Accordingly, discontinuing our captive reinsurance strategy may affect the short-term dividend-paying capacity of our insurance subsidiaries to the holding company, but would not affect our current capital plans.  The drop in statutory surplus discussed above assumes that we would continue selling a level amount of term life insurance products with long-term premium guarantees and universal life insurance policies with secondary guarantees.  If we were to sell less of those products, it would result in less statutory strain for our insurance subsidiaries in the near term, thereby increasing the dividend-paying capacity of our insurance subsidiaries.  Furthermore, life insurance products are generally long term in nature, and, as such, revenues are recognized over a long period of time.  Therefore, we would not expect a short-term, material impact to our results of operations or our liquidity and capital strategies from writing less of this business.

In the long term, and assuming there was not a different strategy to lessen the capital impact of such business, we would redesign the products and seek to sell other products that are less capital intensive and also meet our return objectives as we continually do.  As discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2012 Form 10-K on page 39, we have been shifting our focus toward life insurance products, such as variable universal life, indexed universal life and term insurance, that are not primarily focused upon secondary guarantees.  These ‘pivot’ products comprised 46% of our total life sales in 2012, as compared to 31% in 2011.  Similarly, as part of this realignment strategy, we experienced a planned decline in sales of universal life insurance products with secondary guarantees, as such products represented approximately 23% of total life sales in 2012, as compared to 40% in 2011.  We believe that our strong distribution and diversified product suite across four lines of business would help to minimize the impacts of discontinuing the use of captives.

In addition, we would continue to explore non-captive structures that would allow us to maintain the returns of business subject to the XXX and AXXX reserving guidelines.  We

Re: Lincoln National Corporation

believe that it is likely that the capital markets would produce such other solutions to minimize surplus strain.

Finally, we believe that the risks and uncertainties associated with our captive strategy are appropriately described in the Risk Factor discussion in the Form 10-K.

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If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/  Douglas N. Miller
Senior Vice President and Chief Accounting Officer

cc:      Randal J. Freitag, Executive Vice President and Chief Financial Officer